

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2011

Richard A. Pomije
Chief Executive Officer
DigitalTown, Inc.
11974 Portland Ave.
Burnsville, MN 55337

> **Re:** **DigitalTown, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 28, 2011**
> **File No. 333-171402**

Dear Mr. Pomije:

  We have reviewed your amended Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 19, 2011.

General

1. We note that Section 1.14 of the Drawdown Equity Financing Agreement provides that the "floor price" can be waived at the discretion of the company. This provision appears to have the effect of allowing the parties to further negotiate the economic terms of the agreement subsequent to the date of the filing and effectiveness of the registration statement. Please note that the company's ability to distribute securities pursuant to an equity line arrangement requires that the purchase commitment establish the terms of the obligations to purchase securities at a set pricing mechanism and not be subject to further negotiation. Please advise as to why you believe that this provision of the agreement is consistent with the requirement that the terms of the purchase obligation purchase obligation must be fixed and binding. Refer to Securities Act Sections Compliance and Disclosure Interpretations Question 139.17 available at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Plan of Distribution, page 11

2. In response to prior comment 7, you state that Auctus has been identified as an underwriter in appropriate places throughout the prospectus, but we continue to note your disclosure on page 11 that the selling stockholders "may be deemed to be 'underwriters' as that term is defined under the Securities Act." Please revise to indicate that the selling stockholder and any participating broker-dealers <u>are</u> underwriters within the meaning of the Securities Act of 1933, as you state in other parts of the prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jan Woo, Staff Attorney, at (202) 551-3453 if you have any questions. If you need further assistance, you may contact me at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Legal Branch Chief

cc: James B. Parsons
        Parsons/Burnett/Bjordah/Hume, LLP